UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FBL FINANCIAL GROUP, INC.
(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30239F106
(CUSIP Number)

Edward G. Parker

General Counsel

Iowa Farm Bureau Federation
5400 University Avenue
West Des Moines, IA 50266
                                    (515) - 226- 6226
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐

CUSIP No. 30239F106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Iowa Farm Bureau Federation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,767,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,767,922*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,767,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%**
14	TYPE OF REPORTING PERSON HC

*	Includes 7,619 Class B Common Shares, which are immediately convertible share-for-share into Class A Common Shares at the election of the holder.

**	Based upon a total of 24,396,522 Common Shares outstanding, comprised of (i) 24,385,109 Class A Common Shares and (ii) 11,413 Class B Common Shares (as of March 11, 2021).

CUSIP No. 30239F106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farm Bureau Property & Casualty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,406*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 201,406*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%**
14	TYPE OF REPORTING PERSON IC

*	Includes 2,390 Class B Common Shares, which are immediately convertible share-for-share into Class A Common Shares at the election of the holder.

**	Based upon a total of 24,396,522 Common Shares outstanding, comprised of (i) 24,385,109 Class A Common Shares and (ii) 11,413 Class B Common Shares (as of March 11, 2021).

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D/A”) amends the statement on Schedule 13D filed by the Iowa Farm Bureau Federation, an Iowa non-profit corporation (“IFBF”) and Farm Bureau Property & Casualty Insurance Company, an Iowa domiciled stock property and casualty insurance company (“FBP&C” and together with IFBF, the “Reporting Persons”) on January 14, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Schedule 13D/A shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

IFBF has been the majority owner of the Issuer from the time of its formation as a holding company in 1993. Immediately following the Issuer’s initial public offering in 1996, IFBF held approximately 54.3% of the Common Shares and Farm Bureau Mutual Insurance Company, the predecessor entity to FBP&C, held approximately 8.1% of the Common Shares. Since the Issuer’s initial public offering, each of the Reporting Persons has transacted in the Common Shares in the ordinary course of business.

The Reporting Persons estimate that the aggregate consideration that would be required in order to acquire the Common Shares of the Issuer not already owned by the Reporting Persons (as described in Item 4) would be approximately $575 million (not including the impact of any outstanding equity awards). The Reporting Persons anticipate that such amount would be comprised of approximately $528 million in cash from FBP&C, plus an additional $47 million cash contribution by the IFBF in exchange for preferred equity in the surviving corporation (as described in Item 4). The Reporting Persons anticipate that the aggregate consideration payable by FBP&C and IFBF in connection with the Proposed Transaction (as described and defined in Item 4) would be funded through FBP&C and IFBF’s cash on hand.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

On September 4, 2020, FBP&C sent a letter to the board of directors of the Issuer stating that it proposed to acquire all of the outstanding Common Shares of the Issuer not owned by the Reporting Persons for $47.00 per share in cash (the “Initial Proposal”) and the Issuer issued a related press release. A copy of the proposal letter and related press release were filed as Exhibit 99.1 to the Form 8-K filed by the Issuer on September 4, 2020. Following its receipt of the Initial Proposal, the board of directors of the Issuer formed a special committee (the “Special Committee”), and the Special Committee retained legal and financial advisors in connection with its review, evaluation and response to the Initial Proposal.

On January 11, 2021, following review and evaluation of the Initial Proposal and negotiation by the parties with respect thereto, the Issuer entered into (i) an Agreement and Plan of Merger (the “Original Merger Agreement”), providing for the acquisition by FBP&C of the Common Shares of the Issuer not owned by the Reporting Persons for $56.00 per share in cash, to be effectuated through the merger of a wholly owned subsidiary of FBP&C (“Merger Sub”) with and into the Issuer, with the Issuer as the surviving entity (the “Proposed Merger”) and (ii) a Rollover Agreement (the “Original Rollover Agreement”), providing for (a) the contribution by each Reporting Person to Merger Sub of such Reporting Person’s Common Shares and (b) the contribution by FBP&C to Merger Sub of the aggregate cash consideration required for FBP&C to acquire the outstanding Common Shares not held by the Reporting Persons immediately prior to the Proposed Merger, in exchange for shares of common stock of Merger Sub (the “Proposed Rollover”). A copy of the Original Merger Agreement is attached hereto as Exhibit 2.1 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021). A copy of the Original Rollover Agreement is attached hereto as Exhibit 2.2 (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021).

On January 11, 2021, in connection with the Proposed Merger and the Proposed Rollover, the Reporting Persons entered into an agreement (the “Governance Agreement”) pursuant to which, among other things, the Reporting Persons agreed to certain governance provisions relating to Merger Sub in connection with the Proposed Merger and to enter into a shareholders’ agreement relating to their ownership of Issuer as the surviving corporation in the Proposed Merger after such time as the securities of the Issuer are no longer registered under the Exchange Act (the transactions contemplated under the Governance Agreement, together with the Proposed Merger and the Proposed Rollover, the “Proposed Transactions”). A copy of the Governance Agreement is attached hereto as Exhibit 99.1 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 14, 2021).

The consummation of the Proposed Merger, and by extension, the Proposed Transactions, is conditioned upon, among other things, the affirmative vote of: (i) holders of at least a majority of all outstanding Class A Common Shares and Series B Preferred Shares of the Issuer, voting together as a single class, (ii) holders of at least a majority of all outstanding Class B Common Shares and (iii) holders of at least a majority of all outstanding Common Shares held by all of the holders of outstanding common shares excluding the Reporting Persons, their directors and officers and their respective affiliates in favor of the adoption of the Merger Agreement (such shareholders of the Issuer, the “Unaffiliated Shareholders,” and such vote, the “Unaffiliated Shareholder Vote”).

On April 29, 2021, based on a preliminary assessment of votes received by the Issuer’s proxy solicitor, the Unaffiliated Shareholder Vote had not been obtained and the special meeting of the Issuer’s shareholders was adjourned to provide the Issuer with additional time to solicit proxies from the Unaffiliated Shareholders.

On April 29, 2021 and May 2, 2021, the Reporting Persons engaged with Capital Returns Management, LLC (together with its affiliates, “Capital Returns”), an Unaffiliated Shareholder holding approximately 0.9% of the Common Shares as of the date hereof, in order to discuss the possibility of Capital Returns supporting an amended transaction. On May 2, 2021, following these discussions, Capital Returns agreed to execute the Capital Returns Cooperation Agreement (as described and defined below).

On May 2, 2021, (i) FBP&C, Merger Sub and the Issuer entered into Amendment No. 1 to the Original Merger Agreement and (ii) FBP&C, Merger Sub and IFBF entered into Amendment No. 1 to the Original Rollover Agreement (the Original Merger Agreement and the Original Rollover Agreement, as amended by the foregoing, the “Amended Transaction Agreements”). The Amended Transaction Agreements provide for an increase in the consideration to be received in exchange for the Common Shares held by the Unaffiliated Shareholders, from $56.00 per Common Share to $61.00 per Common Share, resulting in an increase of the total aggregate consideration from approximately $528 million to approximately $575 million. Under the terms of the Amended Transaction Agreements, the additional approximately $47 million in aggregate consideration will be funded through a cash contribution by IFBF in exchange for a newly-created class of preferred equity in the surviving corporation following the Proposed Merger.

Also on May 2, 2021, Capital Returns, Ronald Bobman, Capital Returns Master, Ltd. (collectively, the “Capital Returns Parties”), the Reporting Persons and the Issuer entered into a cooperation and support agreement (the “Capital Returns Cooperation Agreement”), pursuant to which (i) the Capital Returns Parties agreed to, among other things (A) vote in favor of the Proposed Merger and (B) cease all solicitation efforts against the Proposed Merger and (ii) the Issuer agreed to reimburse the Capital Returns Parties’ reasonable and documented out-of-pocket expenses incurred in connection with their solicitation against the Proposed Merger and the execution of the Capital Returns Cooperation Agreement up to a cap of $750,000, contingent upon the closing of the Proposed Merger.

The Proposed Transactions may result in the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The summary above is qualified in its entirety by reference to (i) the Original Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021), (ii) Amendment No. 1 to the Original Merger Agreement (incorporated by reference to the Issuer’s Form 8-K filed on May 3, 2021), (iii) the Original Rollover Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021), (iv) Amendment No. 1 to the Original Rollover Agreement (incorporated by reference to the Issuer’s Form 8-K filed on May 3, 2021) and (v) the Governance Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D filed on January 14, 2021).

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 14,969,328 Common Shares, which represents 61.36% of the outstanding Common Shares. The percentages used in this Schedule 13D/A are calculated based upon a total of 24,396,522 of Common Shares outstanding, comprised of (i) 24,385,109 Class A Common Shares and (ii) 11,413 Class B Common Shares (as of March 11, 2021). As of the date of this Schedule 13D/A, certain executive officers and directors of the Reporting Persons beneficially owned Common Shares as follows:

Holder	Position	Number of Shares of Common Stock
Donald Joseph Seibel	Chief Financial Officer, Treasurer (FBP&C)	23,450
Daniel David Pitcher	Chief Executive Officer (FBP&C)	6,510
Kevin Donald Paap	Director (FBP&C)	3,299
Lori Kay Geadelmann	Vice President & Chief Compliance Officer (FBP&C)	2,407
Scott Everett VanderWal	Director (FBP&C)	2,000
Daniel M. Koster	Vice President, Marketing & Agency Services (FBP&C)	1,702
Craig Duane Hill	President, Director (IFBF); Director (FBP&C)	1,000
Donald Kenneth Kemp	Director (FBP&C)	1,000
Joseph L. Dierickx	Director (IFBF)	270
Jay William Seiboldt	Chief Operating Officer – Property Casualty (FBP&C)	252

(c)       Ms. Geadelmann and Mr. Seibel have historically made periodic contributions to their respective Company 401(k) savings plans. Such contributions have continued over the past 60 days. A portion of such contributions is invested automatically in the Common Shares of the Issuer. In addition, dividends earned under the Issuer’s Executive Salary and Bonus Deferred Compensation Plan and the Issuer’s 401(k) savings plan are periodically reinvested in such plans, and as a result, in the Common Shares. Other than the foregoing, as of the date of this Schedule 13D/A, and within the past 60 days, to the best of each Reporting Person’s knowledge and belief, no transactions involving Common Shares had been engaged in by the Reporting Person or by the Reporting Person’s or FBMHC’s respective directors or executive officers.

(d)        None.

(e)       Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

2.1	Agreement and Plan of Merger, dated January 11, 2021, by and among FBP&C, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021)

2.1(a)	Amendment No. 1 to the Agreement and Plan of Merger, dated May 2, 2021, by and among FBP&C, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1(a) to the Issuer’s Form 8-K filed on May 3, 2021)

2.2	Rollover Agreement, dated January 11, 2021, by and among Merger Sub, FBP&C and IFBF (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021)

2.2(a)	Amendment No. 1 to the Rollover Agreement, dated May 2, 2021, by and among Merger Sub, FBP&C and IFBF (incorporated by reference to Exhibit 2.2(a) to the Issuer’s Form 8-K filed on May 3, 2021)

99.1	Agreement between IFBF and FBP&C, dated January 11, 2021(incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on January 14, 2021)

99.2	Press Release issued by the Issuer, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on January 11, 2021)

99.3	Joint Filing Agreement, dated as of January 14, 2021 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed on January 14, 2021)

99.4	Press Release issued by the Issuer, dated May 3, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on May 3, 2021)

99.5	Cooperation and Support Agreement, dated as of May 2, 2021, by and among the Capital Returns Parties, the Reporting Persons and the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2021

IOWA FARM BUREAU FEDERATION

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel